Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

General

This report contains unaudited condensed consolidated financial information under International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), as of September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012. This unaudited IFRS financial information is condensed in nature and does not represent a complete set of interim financial statements under IAS 34. This information should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2012, which are included in our report on Form 6-K filed with the Securities Exchange Commission (“SEC”) on November 8, 2013 (SEC File No. 001-12260).

Operating Results

The following table sets forth our unaudited consolidated statements of financial position under IFRS as of September 30, 2013 and December 31, 2012:

Consolidated Balance Sheet(1)

	As of September 30, 2013	As of December 31, 2012
	(in millions of Mexican pesos)
ASSETS
Current Assets:
Cash, cash equivalents and marketable securities	23,765	23,234
Total accounts receivable	7,419	9,329
Inventories	8,240	8,103
Other current assets	7,182	5,231

Total current assets	46,606	45,897

Property, plant and equipment
Property, plant and equipment	77,767	71,652
Accumulated depreciation	(32,205)	(29,135)

Total property, plant and equipment, net	45,562	42,517

Other non-current assets	101,911	77,689

Total Assets	194,079	166,103

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans and notes	8,524	5,139
Suppliers	12,766	14,221
Other current liabilities	15,122	10,190

Total Current Liabilities	36,412	29,550

Long-term bank loans	36,066	24,775
Other long-term liabilities	9,080	6,950

Total Liabilities	81,558	61,275

Equity
Non-controlling interest in consolidated subsidiaries	3,081	3,179
Equity attributable to equity holders of the parent	109,440	101,649

Total equity(2)	112,521	104,828

Total Liabilities and Equity	194,079	166,103

(1)	We are still in the process of determining the purchase price allocation for the Yoli and Fluminense acquisitions. Specifically we are in the process of evaluating the fair value of the net assets acquired.
(2)	Includes the effect of the devaluation of the Venezuelan bolivar as of February 13, 2013.

The following table sets forth our unaudited consolidated income statements under IFRS for the three-month periods and the nine-month periods ended September 30, 2013 and 2012:

Consolidated Income Statement

	For the three months ended September 30,				For the nine months ended September 30,
	2013(1)		2012		2013(1)		2012
	(in millions of Mexican pesos, except sales volume and average price per unit case)
Sales volume (in millions of unit cases)(2)		795.4		759.4		2,322.7		2,232.7
Average price per unit case(2)	Ps.	45.83	Ps.	46.18	Ps.	45.91	Ps.	46.01

Revenues:
Net sales		37,272		36,033		109,123		105,621
Other operating revenues		222		160		614		581

Total revenues		37,494		36,193		109,737		106,202
Cost of goods sold		19,919		19,207		58,225		57,219

Gross profit		17,575		16,986		51,512		48,983
Costs & Expenses:
Operating expenses		12,506		11,583		36,917		34,535
Other operating expenses, net		(22)		(29)		216		(21)
Share of the profit of associates and joint ventures engaged in a similar line of business and accounted for using the equity method(3)(4)		28		(55)		(121)		(76)

Other non-operating expenses, net		51		87		232		576

Share of the profit of associates and joint ventures engaged in a dissimilar line of business and accounted for using the equity method(5)		(48)		—		(111)		—

Interest expense		623		425		1,830		1,344
Interest income		220		68		441		269

Interest expense, net		403		357		1,389		1,075
Foreign exchange loss (gain)		162		(355)		319		(430)
Loss (gain) on monetary position for subsidiaries in hyperinflationary economies		(76)		(4)		150		(20)
Market value (gain) loss on ineffective portion of derivative instruments		(32)		22		(18)		10

Comprehensive financing result		457		20		1,840		635

Income before taxes		4,603		5,380		12,539		13,334
Income taxes		1,596		1,712		4,077		4,036

Consolidated net income		3,007		3,668		8,462		9,298
Net income attributable to equity holders of the parent		2,954		3,543		8,292		8,923
Net income attributable to non-controlling interest		53		125		170		375

Depreciation		1,562		1,353		4,555		3,788
Amortization and other operating non-cash charges		186		150		521		679

(1)	As of May 2013, Grupo Fomento Queretano, S.A.P.I. de C.V. (“Foque”) had completed a twelve month period since its integration. Consequently, its results are comparable for the months of May 2013 through September 2013. Includes results of Grupo Yoli, S.A. de C.V. (“Yoli”) in our Mexican operations from June 2013. Consequently, the months of June 2013 through September 2013 are not comparable. Includes results of Companhia Fluminense de Refrigerantes (“Fluminense”) in our Brazilian operations from September 2013.
(2)	Excluding beer sales.
(3)	Includes Jugos del Valle, S.A.P.I. de C.V. (“Jugos del Valle”), Coca-Cola Bottlers Philippines, Inc. (“CCBPI”), Leão Alimentos and Grupo Industrias Lacteas, S.A. (“Estrella Azul”), among others.
(4)	Incorporates our stake in the results of CCBPI as of February 2013 through the equity method on an estimated basis.
(5)	Includes Promotora Industria Azucarera, S.A. de C.V., Industria Envasadora de Querétaro, S.A. de C.V. and Beta San Miguel, S.A. de C.V., among others.

The following tables set forth certain operating results by segment under IFRS for the three months and nine months ended September 30, 2013 and 2012:

Mexico & Central America Division

	For the three months ended September 30,				For the nine months ended September 30,
	2013(1)		2012		2013(1)		2012
	(in millions of Mexican pesos, except sales volume and average price per unit case)
Sales volume (in millions of unit cases)		494.3		478.1		1,454.0		1,395.0
Average price per unit case	Ps.	36.09	Ps.	35.18	Ps.	35.83	Ps.	34.91

Net sales		17,841		16,822		52,092		48,695
Other operating revenues		94		77		256		290

Total revenues		17,935		16,899		52,348		48,985
Cost of goods sold		9,038		8,841		26,487		25,764

Gross profit		8,897		8,058		25,861		23,221

Operating expenses		6,048		5,385		17,453		15,963
Other operating expenses, net		(21)		(22)		66		9
Share of the profit of associates and joint ventures engaged in a similar line of business and accounted for using the equity method(2)(3)		39		1		(97)		6

Depreciation, amortization & other operating non-cash charges		1,003		841		2,646		2,327

(1)	As of May 2013, Foque had completed a twelve month period since its integration. Consequently, its results are comparable from May 2013 through September 2013. Includes results of Yoli in our Mexican operations from June 2013. Consequently, the months of June 2013 through September 2013 are not comparable.
(2)	Includes Jugos del Valle, CCBPI and Estrella Azul, among others.
(3)	Incorporates our stake in the results of CCBPI as of February 2013 through the equity method on an estimated basis.

South America Division

	For the three months ended September 30,				For the nine months ended September 30,
	2013(1)		2012		2013(1)		2012
	(in millions of Mexican pesos, except sales volume and average price per unit case)
Sales volume (in millions of unit cases)(2)		301.1		281.3		868.7		837.7
Average price per unit case(2)	Ps.	61.81	Ps.	64.87	Ps.	62.79	Ps.	64.49

Net sales		19,431		19,211		57,031		56,926
Other operating revenues		128		83		358		291

Total revenues		19,559		19,294		57,389		57,217
Cost of goods sold		10,881		10,366		31,738		31,455

Gross profit		8,678		8,928		25,651		25,762
Operating expenses		6,458		6,198		19,464		18,572
Other operating expenses, net		(1)		(7)		150		(30)
Share of the profit of associates and joint ventures engaged in a similar line of business and accounted for using the equity method (3)		(11)		(56)		(24)		(82)

Depreciation, amortization & other operating non-cash charges		745		662		2,430		2,140

(1)	Includes results of Fluminense in our Brazilian operations from September 2013.
(2)	Excluding beer sales.
(3)	Includes Leão Alimentos, among others.

Consolidated Results for the Three Months Ended September 30, 2013 as Compared to the Three Months Ended September 30, 2012

Total Revenues. Our reported total revenues increased 3.6% to Ps. 37,494 million in the third quarter of 2013, compared to the third quarter of 2012. This growth was mainly driven by the Mexico & Central America division, including the integration of Yoli in our Mexican territories, the performance of our operations in Venezuela and Argentina in our South America division, and the integration of Fluminense in our Brazilian operation.

Our Mexico & Central America division’s operating results include the non-comparable effect of Yoli’s results for the months of July 2013 through September 2013, and our South America division’s operating results include the non-comparable effect of Fluminense’s results for the month of September 2013. Excluding these recently merged territories in Mexico and Brazil, total revenues increased 0.4%. On a currency neutral basis and excluding the integrations, total revenues grew 14.8%, driven by an increase in the average price per unit case in almost every territory and an increase in sales volume mainly in Venezuela, Argentina, Colombia and Central America.

Reported total sales volume increased 4.7% to reach 795.4 million unit cases in the third quarter of 2013 as compared to the same period in 2012. Excluding the integration of Yoli in Mexico and Fluminense in Brazil, volumes increased 1.3% to reach 769.4 million unit cases. On the same basis, our sparkling beverage category grew 0.8%, driven by 1.4% growth in brand Coca-Cola. Our still beverage category grew 9.1%, mainly driven by the performance of the Jugos del Valle line of business, Powerade and FUZE Tea across our territories. In addition, our bottled water portfolio grew 8.5%. These increases compensated for a 2.1% decline in our bulk water business.

Gross Profit. Our reported gross profit increased 3.5% to Ps. 17,575 million in the third quarter of 2013, as compared to the third quarter of 2012. Lower sugar prices in most of our territories in combination with the appreciation of the average exchange rate of the Mexican peso were offset by the depreciation of the average exchange rate of the Venezuelan bolivar, the Argentine peso, the Brazilian real and the Colombian peso as applied to our U.S. dollar-denominated raw material costs. Reported gross margin remained flat as compared to the third quarter of 2012, at 46.9%.

Other Operating Expenses, Net. During the third quarter of 2013, the other operating expenses, net line item registered a gain of Ps. 22 million. Additionally, our share of the profit of associates and joint ventures engaged in a similar line of business and accounted for using the equity method recorded a loss of Ps. 28 million, mainly due to an equity method loss from our participation in CCBPI, whose volume performance was negatively affected by typhoons during the quarter. This loss was offset by a gain in the participation of our joint-ventures in Brazil and Estrella Azul in Panama.

Comprehensive Financing Result. Our comprehensive financing result in the third quarter of 2013 reflected an expense of Ps. 457 million as compared to an expense of Ps. 20 million in the same period of 2012. This increase was mainly driven by higher interest expenses due to a larger debt position and a foreign exchange loss caused by the quarterly appreciation of the Mexican peso as applied to our U.S. dollar-denominated cash position.

Income Taxes. During the third quarter of 2013, income tax, as a percentage of income before taxes, was 34.7% as compared to 31.8% in the same period of 2012. The difference was mainly driven by the inflationary adjustment registered in our Venezuelan operation and a non-recurring charge recorded in our Colombian subsidiary during the quarter.

Net Income Attributable to Equity Holders of the Parent. Our reported consolidated net income attributable to equity owners of the parent reached Ps. 2,954 million in the third quarter of 2013. Earnings per share (EPS) in the third quarter of 2013 were Ps. 1.43 (Ps. 14.25 per ADS) computed on the basis of 2,072.9 million shares (each ADS represents 10 Series L shares).

Consolidated Results by Reporting Segment

Mexico & Central America

Total Revenues. Reported total revenues from our Mexico & Central America division increased 6.1% to Ps. 17,935 million in the third quarter of 2013, as compared to the same period in 2012, supported by the integration of Yoli in our Mexican operations.

Our Mexico & Central America division’s operating results include the non-comparable effect of Yoli’s results for the months of July 2013 through September 2013. Excluding the integration of Yoli in Mexico, total revenues grew 0.7%. On the same basis, increased average price per unit case, mainly reflecting selective price increases across our product portfolio, implemented over the past several months, accounted for incremental revenues. On a currency neutral basis and excluding Yoli in Mexico, total revenues increased 1.0%.

Reported total sales volume increased 3.4% to 494.3 million unit cases in the third quarter of 2013, as compared to the third quarter of 2012. Excluding the integration of Yoli, volumes decreased 1.2% to 472.3 million unit cases. On the same basis, our bottled water portfolio grew 4.2%. Still beverages grew 2.7% mainly driven by the performance of del Valle Fresh and FUZE Tea in Central America, and the performance of Powerade in the division. These increases partially compensated for a decrease of 1.5% in sparkling beverages and a 3.0% decline in the bulk water business.

Gross Profit. Our reported gross profit increased 10.4% to Ps. 8,897 million in the third quarter of 2013 as compared to the same period in 2012. Reported gross margin reached 49.6% in the third quarter of 2013, an expansion of 190 basis points as compared with the same period of the previous year, as a result of lower sugar prices in the division in combination with the average appreciation of the Mexican peso as applied to our U.S. dollar-denominated raw material costs.

South America

Total Revenues. Reported total revenues were Ps. 19,559 million in the third quarter of 2013, an increase of 1.4% as compared to the same period of 2012 mainly due to the integration of Fluminense in Brazil during the quarter and despite the negative translation effect due to the devaluation of our division’s currencies. Excluding beer, which accounted for Ps. 822 million during the quarter, revenues increased 2.2% to Ps. 18,737 million.

Our South America division’s operating results include the non-comparable effect of Fluminense’s results for the month of September 2013. Excluding the recent integration of Fluminense in Brazil, total revenues grew 0.2%. On a currency neutral basis and excluding Fluminense, total revenues increased 26.9% due to average price per unit case increases in Venezuela, Argentina and Brazil, and volume growth in Venezuela, Argentina and Colombia.

Reported total sales volume in our South America division increased 7.0% to 301.1 million unit cases in the third quarter of 2013 as compared to the same period of 2012, due to volume growth in Venezuela, Argentina and Colombia and the integration of Fluminense in Brazil. Excluding Fluminense, volume grew 5.6% to 297.1 million unit cases. On the same basis, sparkling beverages grew 4.2%, mainly driven by 6% growth of brand Coca-Cola, contributing close to 65% of incremental volumes. The still beverage category grew 19.9%, mainly driven by the Jugos del Valle line of business in Colombia and Venezuela, accounting for 20% of incremental volumes. Our water portfolio, including bulk water, grew 10.7%.

Gross Profit. Reported gross profit reached Ps. 8,678 million in the third quarter of 2013, a decrease of 2.8% as compared to the same period in 2012, as a result of the negative translation effect of the devaluation of South American currencies. In local currency, cost of goods sold increased as a result of the depreciation of the average exchange rate of the Venezuelan bolivar, the Argentine peso, the Brazilian real and the Colombian peso as applied to our U.S. dollar-denominated raw material costs, which compensated for lower cost of sweeteners across the division and lower cost of PET in Brazil. Reported gross margin reached 44.4% in the third quarter of 2013.

Consolidated Results for the Nine Months Ended September 30, 2013 as Compared to the Nine Months Ended September 30, 2012

Total Revenues. Our reported consolidated total revenues increased 3.3% to Ps. 109,737 million in the first nine months of 2013, as compared to the same period in 2012. Revenue growth of 6.9% in our Mexico & Central America division, including the new franchises in Mexico, coupled with growth in Venezuela and Argentina and the integration of Fluminense in Brazil, compensated for a negative translation effect in our South America division resulting from the devaluation of South American currencies.

Our Mexico & Central America division’s operating results include the non-comparable effect of Yoli’s results for the months of July 2013 through September 2013, and our South America division’s operating results include the non-comparable effect of Fluminense’s results for the month of September 2013. Excluding these recently integrated territories in Mexico and Brazil, total revenues grew 0.9%. On a currency neutral basis and excluding the non-comparable effects of Foque, Yoli, and Fluminense, total revenues grew 16.1% in the first nine months of 2013.

Reported total sales volume increased 4.0% to 2,322.7 million unit cases in the first nine months of 2013, as compared to the same period in 2012. Excluding the integration of Foque and Yoli in Mexico and Fluminense in Brazil, volumes grew 1.0% to 2,255.0 million unit cases. On the same basis, the sparkling beverage category grew 0.5%, driven by growth in the Coca-Cola brand. In addition, and excluding the newly merged territories, the still beverage category grew 8.0%, mainly driven by the performance of the Jugos del Valle line of business and the FUZE Tea and Powerade brands across our territories. Our bottled water portfolio grew 4.0%. These increases compensated for a decline of 2.3% in our bulk water business.

Gross Profit. Our reported gross profit increased 5.2% to Ps. 51,512 million in the first nine months of 2013, as compared to the same period of 2012. Lower sugar prices in most of our territories in combination with the appreciation of the average exchange rate of the Mexican peso, compensated for the depreciation of the average exchange rate of the Venezuelan bolivar, the Argentine peso, the Brazilian real and the Colombian peso as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 46.9%, an 80 basis points expansion as compared to the same period of 2012.

Other Operating Expenses, Net. During the first nine months of 2013, the other operating expenses, net line registered an expense of Ps. 216 million mainly due to (i) the effect of the devaluation of the Venezuelan bolivar on our U.S. dollar-denominated accounts payable in that operation and (ii) certain restructuring expenses across our operations, including expenses applicable to our recently merged franchises.

Share of the profit of associates and joint ventures engaged in a similar line of business and accounted for using the equity method. The share of the profit of associates and joint ventures engaged in a similar line of business and accounted for using the equity method line recorded a gain of Ps. 121 million, mainly due to gains from our participation in CCBPI, Jugos del Valle in Mexico and Leão Alimentos in Brazil.

Net Income Attributable to Equity Holders of the Parent. Our consolidated net income attributable to equity holders of the parent reached Ps. 8,292 million in the first nine months of 2013. Earnings per share (EPS) in the first nine months of 2013 were Ps. 4.04 (Ps. 40.44 per ADS) computed on the basis of 2,050.6 million shares outstanding (each ADS represents 10 Series L shares)

Liquidity and Capital Resources. As of September 30, 2013, we had a cash balance of Ps. 23,765 million, including US$ 566 million denominated in U.S. dollars, an increase of Ps. 531 million compared to December 31, 2012. During August, 2013 we entered into a US$ 500 million bilateral loan. In May 2013, we issued Ps. 7,500 million in 10-year Certificados Bursátiles at a fixed rate in Mexican pesos of 5.46%.